Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, January 26, 2026

(in U.S. dollars unless otherwise noted)

Franco-Nevada Declares 19th Consecutive Annual Dividend Increase and Announces Chair Succession Plans

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX & NYSE: FNV) is pleased to announce that its Board of Directors has raised its quarterly dividend and declared a quarterly dividend of US$0.44 per share payable on March 26, 2026 to shareholders of record on March 12, 2026 (the “Record Date”). This increased quarterly dividend is intended to be applied to all four quarters for the full 2026 fiscal year. This is an approximate 16% increase from the previous US$0.38 per share quarterly dividend and marks the 19th consecutive annual increase for Franco-Nevada shareholders. Canadian investors in Franco-Nevada’s IPO in December 2007 are now receiving an effective 16.1% yield on their cost base. Further dividend details are provided below.

The board of Franco-Nevada Corporation continues to advance its succession planning and board renewal. The board has now made the following decisions:

David Harquail as Chair Emeritus Designate

Effective as of the May 12th, 2026 AGM the board intends to appoint David Harquail as Chair Emeritus. David served as a founder and CEO of Franco-Nevada from its IPO in 2007 and from 2020 to date has served as non-executive Chair of its board of directors. Under his leadership, Franco-Nevada has had an outstanding track record of creating value for its shareholders.

Tom Albanese as Chair Designate

Effective as of the May 12th, 2026 AGM the board intends to appoint Tom Albanese as the independent non-executive Chair of its board of directors. Tom currently serves as the Lead Independent Director of Franco-Nevada. He is a seasoned mining executive including prior CEO roles at both Rio Tinto Plc. and Vedanta Resources Plc and many corporate director positions.

Details for Dividend Declaration and Dividend Reinvestment Plan

The dividend has been declared in U.S. dollars and the Canadian dollar equivalent will be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”) which allows shareholders of Franco-Nevada to reinvest dividends to purchase additional common shares at the Average Market Price, as defined in the DRIP, subject to a discount from the Average Market Price in the case of treasury acquisitions. The Company will issue additional common shares through treasury at a 1% discount to the Average Market Price. The Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. Participation in the DRIP is optional. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer for securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
416-306-6303
info@franco-nevada.com